Exhibit (d)(5)

FIRST AMENDMENT AND WAIVER

TO AGREEMENT AND PLAN OF MERGER

First Amendment and Waiver to Agreement and Plan of Merger (this “First Amendment”), dated as of September 10, 2004, by and among Gulfside Supply, Inc., a Florida corporation (“Parent”), Gulfco Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and Eagle Supply Group, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Purchaser and the Company executed and delivered an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 5, 2004, pursuant to which, among other things, the Parent and Purchaser agreed to commence the Offer, and, subject to certain conditions, upon completion of the Offer, consummate the Merger;

WHEREAS, the Initial Expiration Date for the Offer currently is scheduled for 12:00 midnight September 13, 2004, and if the Offer were to expire on such date the Offer would be required to close on September 14, 2004;

WHEREAS, Parent, Purchaser and the Company have considered (a) the extreme weather conditions which the National Weather Service and reliable national news outlets are predicting for Tampa, Florida (the location of the executive offices of Parent and Purchaser and the primary offices of counsel to all parties) on or about September 13 and 14, 2004, (b) the resulting significant threat to life, limb and property, as evidenced by recent storm activity in the State of Florida, and potential mandatory evacuation of the Tampa, Florida region, and (c) the resulting administrative, logistical and other significant barriers to an orderly and efficient expiration and closing of the Offer under such extreme conditions;

WHEREAS, as a result of the foregoing considerations, and in light of the fact that the Minimum Condition and all conditions to the Offer set forth in Annex 1 to the Merger Agreement have been satisfied as of the date hereof, Parent, Purchaser and the Company have concluded, among other things, that attempting to proceed with the expiration and closing of the Offer under such extreme conditions would (a) unreasonably and unnecessarily increase the already significant threat to life, limb and property of those persons whose involvement is required for such expiration and closing, and (b) result in unreasonable and undue risk to the orderly and efficient expiration and closing of the Offer; and

WHEREAS, as a result of the foregoing considerations and conclusions, pursuant to Sections 9.4 and 9.5 of the Merger Agreement, Parent, Purchaser and the Company wish to execute this First Amendment in order to (a) extend the Initial Expiration Date to 12:00 midnight September 21, 2004, and (b) provide for the irrevocable waiver and deemed satisfaction of the Minimum Condition and all other conditions to the Offer set forth on Annex 1 to the Merger Agreement by Parent and Purchaser, in each case, on the terms and conditions set forth in this First Amendment.

NOW, THEREFORE, for and in consideration of the above and the mutual representations, warranties, covenants, and agreements herein contained, Parent, Purchaser and the Company hereby agree as follows:

1

1.	Amendments to the Merger Agreement; Extension of Initial Expiration Date.

Section 1.1(a) of the Merger Agreement and all other applicable sections of the Merger Agreement are hereby amended in all necessary respects to provide that: (a) the Initial Expiration Date of the Offer shall be 12:00 midnight September 21, 2004, and (b) neither the Parent nor the Purchaser may extend the Offer beyond the Initial Expiration Date for any reason whatsoever without the prior written consent of the Company; provided, however, that (i) Parent and Purchaser may extend the Offer in accordance with the original terms of clause (y) of Section 1.1(a), and (ii) Parent and Purchaser may extend the Offer on one or more occasions in accordance with the original terms of clause (z) of Section 1.1(a), but any extensions shall not exceed fourteen (14) Business Days in the aggregate.

2.	Irrevocable Waiver and Deemed Satisfaction of the Minimum Condition and All Other Annex 1 Conditions.

Parent and Purchaser hereby irrevocably waive and deem to be satisfied the Minimum Condition, the conditions to the Offer set forth in clauses (d) and (f) of Annex 1 to the Merger Agreement (excluding any willful or intentional breach of any material obligation of the Company) and irrevocably waive their right to terminate the Merger Agreement under Sections 8.1(b)(iii), (c)(iv) and (c)(v).

3.	Inconsistent Provisions.

All provisions of the Merger Agreement which have not been amended by this First Amendment shall remain in full force and effect. Notwithstanding the foregoing to the contrary, to the extent that there is any inconsistency between the provisions of the Merger Agreement and this First Amendment, the provisions of this First Amendment shall control and be binding.

4.	Defined Terms.

Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

5.	Counterparts.

This First Amendment may be executed in one or more counterparts, all of which taken together shall constitute a single instrument. Execution and delivery may be by facsimile transmission.

[Signatures on Next Page. Remainder of Page Intentionally Blank.]

IN WITNESS WHEREOF, the parties hereto have set their hands and seals hereunder and have caused this First Amendment and Waiver to Agreement and Plan of Merger to be executed in their names as of the day and year first above written.

EAGLE SUPPLY GROUP, INC.

By:	/S/ JAMES E. HELZER
James E. Helzer President

By:	/S/ DOUGLAS P. FIELDS
Douglas P. Fields Chief Executive Officer

GULFSIDE SUPPLY, INC.

By:	/S/ JAMES S. RESCH
James S. Resch President and Chief Executive Officer

GULFCO ACQUISITION, INC.

By:	/S/ JAMES S. RESCH
James S. Resch President and Chief Executive Officer

Signature Page to First Amendment and Waiver to Agreement and Plan of Merger